Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF
PROCESSA PHARMACEUTICALS, INC.

Processa Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.	This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Fourth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 27, 2017, as amended on October 23, 2017, August 12, 2019, December 19, 2019, June 29, 2020, January 3, 2022, and June 29, 2023 (the “Certificate of Incorporation”).

2.	The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the DGCL setting forth a proposed amendment to the Certificate of Incorporation and declaring said amendment to be advisable. The amendment amends the Certificate of Incorporation as follows:

(a)	Section A of the Certificate of Incorporation setting forth the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation is hereby supplemented by addition of the following paragraphs as new subsection 5 under “A. Common Stock”:

5. Reverse Stock Split. Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified into a different number of shares of Common Stock (the “New Common Stock”) such that each twenty shares of Old Common Stock shall, at the Effective Time, be automatically reclassified into one share of New Common Stock. From (the “Reverse Stock Split”) and after the Effective Time, certificates representing the Old Common Stock shall represent the number of whole shares of New Common Stock into which such Old Common Stock shall have been reclassified pursuant to the immediately preceding sentence. No fractional shares of Common Stock shall be issued as a result of such reclassification. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the reverse stock split ratio of the Reverse Stock Split, will be entitled, upon surrender of certificate(s) representing these shares, to a number of shares rounded up to the nearest whole number and, accordingly, no money will be paid for a fractional share.

From and after the Effective Time, the term “New Common Stock” as used in this Section shall mean the Common Stock as provided in this Certificate of Incorporation, as amended and as further amended by this Certificate of Amendment. The par value of the New Common Stock shall be $0.0001 per share.

3.	The requisite stockholders of the Corporation have duly approved this Certificate of Amendment in accordance with Section 242 of the DGCL.

4.	This Certificate of Amendment shall be effective at 12:01 a.m. Eastern Time on January 22, 2024.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed as of the date set forth below.

Dated: January 18, 2024	PROCESSA PHARMACEUTICALS, INC.

	By:	/s/ James Stanker
	Name:	James Stanker
	Title:	Chief Financial Officer